
07000121


RECEIVED
PROCESSING
OCT 3 0 2007
WASH. D.C.
186
SECTION

BE 11/9

...ATES
...NGE COMMISSION
... 20549

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...NUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-25324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 AND ENDING 06/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJJ PASADENA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 SOUTH LAKE AVE. SUITE 802
(No. and Street)

PASADENA CA 91101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENSON & COMPANY, CPA'S, INC.
(Name – *if individual, state last, first, middle name*)

2045 HUNTINGTON DR. SUITE B SOUTH PASADENA, CA 91030
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CH 11/9

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHAPOUR JAVADIZADEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJJ PASADENA SECURITIES INC, as of ~~JUNE 30~~ Oct 25, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public



GORDON GRAHAM
Commission # 1541296
Notary Public - California
Orange County
My Comm. Expires Jan 3, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) REVISED NOTE #3 TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJJ PASADENA SECURITIES, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

June 30, 2007

CREDITS	
Shareholders' equity	$ 83,735
DEBITS	
Non allowable assets:	
Haircut on securities	6,530
Deposits	1,487
TOTAL DEBITS	8,017
NET CAPITAL	$ 75,718
6-2/3% of aggregate indebtedness in the amount of $278,088 ($18,548) or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	$ 25,718
AGGREGATE INDEBTEDNESS	
Current Liabilities	$ 278,088
TOTAL AGGREGATE INDEBTEDNESS	$ 278,088
Ratio of Aggregate Indebtedness to Net Capital	3.67:1

See accompanying accountants' report

RJJ PASADENA SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

June 30, 2007

Net capital per FOCUS report, Part IIA	$ 75,718
Adjustments per audit	-
Net Capital per report	$ 75,718

See accompanying accountants' report

INDEPENDENT PUBLIC ACCOUNTANTS'

SUPPLEMENTARY REPORT

ON

INTERNAL ACCOUNTING CONTROL

Henson & Company, CPA's
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411
Stephen Henson, CPA Elizabeth Henson, CPA

Board of Directors
RJJ Pasadena Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of RJJ Pasadena Securities, Inc. for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by RJJ Pasadena Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cameron, Murphy & Spangler, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide

management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Henson & Co, CPA's, Inc
South Pasadena, California
July 18, 2007

END